  Exhibit 99.1

High Tide Closes $19 Million Non-Dilutive Credit Facility with connectFirst Credit Union

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021

CALGARY, AB, Sept. 19, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that, further to its press release dated August 18, 2022, it has closed a $19 million senior secured credit facility (the "Credit Facility") with connectFirst Credit Union Ltd. ("connectFirst"), with an initial 5-year term, at connectFirst's floor interest rate.

High Tide Inc. September 19, 2022 (CNW Group/High Tide Inc.)

"I am extremely pleased that we have successfully closed the Credit Facility with connectFirst today. Our business has been on an impressive upward trajectory for the past few years, and we are now able to further capitalize on this strong momentum with this facility in place. Our growth has been amplified since we launched our innovative discount club model in October 2021, and we are now operating 140 Canna Cabana locations across Canada with 36 additional stores having been added to our portfolio year to date through organic growth and accretive acquisitions. Our goal is to continue gaining market share rapidly by increasing our store count to 150 by the end of this calendar year and to 200 by the end of 2023. This Credit Facility from connectFirst will help us do exactly that and give us the ability to pour even more fuel on the fire," said Raj Grover, President and Chief Executive Officer of High Tide.

"We will have access to $19 million, upon completion of customary conditions, which we can use to open more stores organically, invest in working capital and capital expenditures without having to issue equity to fund these growth drivers. We expect that as our business continues to grow, and as we execute on our communicated business plan, the amount of funding we can obtain from connectFirst will also increase in tandem, propelling our rapid expansion in the future. I would like to take this opportunity to thank connectFirst and look forward to building our relationship further," added Mr. Grover.

"High Tide is a clear leader in cannabis retail, not just in our home province of Alberta, but across Canada, with a foothold in other international markets. We are proud to be able to support companies like High Tide and help them expand further. We hope that today's announcement will lead to a long and mutually fruitful relationship between our two companies," said Sourav Neogi, Relationship Manager, Corporate and Commercial Banking at connectFirst.

CREDIT FACILITY TERMS

  $19 Million Term Debt: Accessible on request by High Tide, blended principal and interest payments.
  Low Interest Rate: High Tide secured connectFirst's floor interest rate, due to the strength of High Tide's business.
  Financial Covenants: The Credit Facility will have a quarterly tested financial covenant of debt service coverage ratio of not less than 1.40:1, a monthly current ratio covenant of not less than 1.25:1, and a quarterly tested covenant of funded debt to earnings before interest, taxes, depreciation and amortization ratio of not more than 3:1, beginning with the quarter ending January 31, 2023. High Tide's 12-month forecast projects it to be comfortably in compliance with all financial covenants.

Echelon Capital Markets ("Echelon") acted as the exclusive financial advisor to High Tide in connection with setting up the Credit Facility. In connection with their services, Echelon is entitled to a cash commission equal to: (i) 1% of the aggregate amount of the Credit Facility and (ii) 1% of the amount drawdown on the Credit Facility.

ABOUT CONNECTFIRST

connectFirst, one of the largest and most successful credit unions in Canada, is a full-service financial institution with over $6 billion in assets under administration. connectFirst employs 750 Albertans who provide a range of financial products and advice in more than 40 communities across central and southern Alberta. It serves over 125,000 members through a community-focused approach to banking.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 140 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange (the "TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated use of the Credit Facility on the business and operations of the Company; the Company adding the number of additional cannabis retail stores that the Company proposes to add to the Company's business within the timeframes outlined herein; the Company satisfying the customary conditions required for advancement of funds under the Credit Facility; the Company's ability to maintain and drawdown on the Credit Facility; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones and any additional funding that may be offered by connectFirst under the Credit Facility or another credit facility; the effects of the Credit Facility on the Company's business; the development of the Company's business and future activities following the date hereof; the performance of the Company's business and the operations and activities of the Company; the Company completing the development of its cannabis retail stores; the Company's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; the receipt of regulatory approvals, including the approval of the TSXV; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that the Company will have the ability satisfy the conditions required for the advancement of funds under the Credit Facility; the Company will have the ability to maintain, and continue to be able to drawdown, from the Credit Facility; the Credit Facility being utilized as outlined herein; the Credit Facility having the anticipated effects on the Company's business; the Company having access to additional funds under the Credit Facility or another credit facility; the Company's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for the Company's product offerings; current and future economic conditions will neither affect the business and operations of the Company nor the Company's ability to capitalize on anticipated business opportunities; fluctuations in prevailing interest rates and the costs of borrowing by the Company generally and under the Credit Facility to remain at levels within the Company's forecasts; the Company will have sufficient working capital and the ability to maintain the funding required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will extend and strength its integrated value chain, provide a complete customer experience and maximize shareholder value; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail store; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will complete its proposed acquisitions; the Company will hit its forecasted revenue and sales projections for the fourth quarter of 2022; same-store sales will continue to increase in the fourth quarter of 2022 and beyond; the Company will make meaningful increases to its revenue profile; the Company will continue to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year; the Company will complete its current at-the-market equity offering program (the "ATM Program"); the Company's will use of the net proceeds from the ATM Program and/or any future offering as planned; the Company will list the Common Shares offered in the ATM Program and/or any future offering; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; and the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; and the Company will continue to integrate and expand its CBD brands.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and cannabidiol industries in general; the Company's inability to satisfy the conditions required for the advancement of funds under the Credit Facility and/or utilize the Credit Facility on the terms and within the timelines anticipated or at all; risk that the Company will be unable to maintain and/or be unable to continue to drawdown from the Credit Facility on the terms and within the timelines anticipated; risk that the Company will not receive access to additional funds under the Credit Facility and/or additional credit facilities; risk that the Credit Facility will not have the anticipated effect on the Company's business and operations; risk that increases in the prevailing interest rates will increase the costs of borrowing by the Company generally and under the Credit Facility to levels not considered in the Company's forecasts; risks associated with the cannabis and CBD industries in general; the inability of the Company to obtain requisite approvals for its operations; the inability of the Company to pursue more retail acquisitions in the future; the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis stores on favourable terms; risks relating to Company's projections; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and/or remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; the inability of the Company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will not hit its forecasted revenue and sales projections for the fourth quarter of 2022; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year, but that it will decease and/or plateau; risk that the Company will be unable to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; risk the Company will not complete the ATM Program; the Company's inability to list the Common Shares offered in the ATM Program and/or any future offering; the Company's failure to utilize the use of proceeds from the ATM Program and/or any future offering as expected; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq Capital Market.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of the Company in this press release may not be indicative of, and are not an estimate, forecast or projection of the Company's future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in the Company's public filings and material change reports, which are and will be available on SEDAR.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future-oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Credit Facility and the Company's continued ability to drawdown on the Credit Facility. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 19-SEP-22